Exhibit 21.1

Name of Subsidiary	Jurisdiction

Vieco USA, Inc.	Delaware
Virgin Orbit, LLC	Delaware
VOX Space, LLC	Delaware
JACM Holdings, Inc.	Delaware
Virgin Orbit UK Limited	United Kingdom
Ground Station Mexico S.A. de C.V.	Mexico